FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of February, 2004

Commission File Number: 001-10220

REPSOL YPF, S.A.

(Exact name of registrant as specified in its charter)

Paseo de la Castellana, 278

28046 Madrid, Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes	☐	No	☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	☐	No	☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

REPSOL YPF, S.A.

Item

1.	Press Release dated February 18, 2004 titled, “Repsol YPF Will Build An Lng Terminal In Mexico.”

ITEM 1

Press Release

Corporate Direction External Relations	Paseo de la Castellana, 278-280 28046 Madrid Spain	Tls. 91 348 81 00 91 348 80 00 Fax 91 314 28 21 91 348 94 94 www.repsolypf.com

Madrid, 18 February 2004

Number of pages: 2

REPSOL YPF WILL BUILD AN LNG TERMINAL IN MEXICO

The Mexican authorities have awarded Repsol YPF land for the construction of a regasification plant in Port Lázaro Cárdenas, on the Pacific coast of Mexico.

The Lázaro Cárdenas LNG (liquefied natural gas) terminal will be the first to be sited in West Mexico, and will play an essential role in energy development on that Pacific coast since gas will be supplied from this facility to the gas markets in the area.

The Lázaro Cárdenas Integral Port Administration (API) granted Repsol YPF the land on which the terminal will be built for $10.1 million.  The plant will have an initial capacity of over 4 billion cubic metres (bcm) per annum, with a revamp potential of up to 10 bcm per annum.  The initial investment is budgeted at around $350 million dollars and the facility is expected to go on stream in 2008.

Port Lázaro Cárdenas is one of Mexico’s largest industrial ports, and the only port on the Pacific Coast with access facilities to the national gas grid, making it an optimal location for a terminal of this kind.

Winning this project is core to Repsol YPF’s strategy for profitable growth in the LNG business, and marks the company’s entry in the American Pacific area, thus complementing its current activities in the Atlantic Basin through Atlantic LNG and the sale of LNG on the East Coast of the U.S.A.

Situation Map

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

REPSOL YPF, S.A.

Date:	February 19, 2004	By:	/s/ Luis Mañas
			Name:	Luis Mañas
			Title:	Chief Financial Officer